COLUMBIA MANAGEMENT INVESTMENT SERVICES CORP.

225 Franklin Street

Boston, MA 02110

As of August 12, 2011

Columbia Acorn Trust

227 W. Monroe Street

Suite 3300

Chicago, Illinois 60606

Ladies and Gentlemen:

At a meeting of shareholders of RiverSource Partners International Select Growth Fund and RiverSource Partners International Small Cap Fund, each a series of RiverSource International Managers Series, Inc. (the “Acquired Funds”), held on April 27, 2011, shareholders approved the merger of the Acquired Funds into Columbia Acorn International (the “Fund”) (the “Reorganization”). The Reorganization is expected to close on or about August 12, 2011 (“Closing Date”).

In connection with the Reorganization, Columbia Management Investment Services Corp. (the “Transfer Agent”) hereby contractually undertakes, effective as of the Closing Date through August 14, 2013, as follows:

1. The Transfer Agent will waive a portion of the total annual Fund operating expenses attributable to transfer agency fees incurred by Class A shares in the amount equal to 0.04% of the Fund’s average daily net assets.

2. The Transfer Agent will waive a portion of the total annual Fund operating expenses attributable to transfer agency fees incurred by Class B shares of the Fund in the amount equal to 0.03% of the Fund’s average daily net assets.

3. The Transfer Agent will waive a portion of the total annual Fund operating expenses attributable to transfer agency fees incurred by Class C shares in the amount equal to 0.02% of the Fund’s average daily net assets.

This undertaking shall be binding upon any successors and assigns of the Transfer Agent.

Very truly yours,

COLUMBIA MANAGEMENT INVESTMENT SERVICES CORP.

By:	/s/ Steve Welsh
Name:	Steve Welsh
Title:	President

Agreed and accepted by

COLUMBIA ACORN TRUST

on behalf of its series Columbia Acorn International

By:	/s/ Bruce H. Lauer
Bruce H. Lauer
Vice President, Secretary and Treasurer